UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 5)*

HF Financial Corp.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

404172108
(CUSIP Number)

Sy Jacobs c/o Jacobs Asset Management, LLC 11 East 26th Street, Suite 1900 New York, New York 10010
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	404172108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jacobs Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

692,260

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

692,260

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
692,260

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.81%

14.	TYPE OF REPORTING PERSON*

OO, IA

CUSIP No.	404172108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sy Jacobs

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

692,260

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

692,260

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
692,260

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.81%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	404172108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JAM Managers, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

499,492

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

499,492

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
499,492

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.08%

14.	TYPE OF REPORTING PERSON*

OO

CUSIP No.	404172108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JAM Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

499,492

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

499,492

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
499,492

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.08%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	404172108

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this "Schedule 13D") relates is the Common Stock, $0.01 par value per share (the "Common Stock"), of HF Financial Corp. ("HFFC").  HFFC is a Delaware corporation with its principal executive office located at 225 South Main Avenue, Sioux Falls, South Dakota 57104.

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by (i) Jacobs Asset Management, LLC, a Delaware limited liability company ("JAM"), (ii) Sy Jacobs, a citizen of the United States of America ("Jacobs"), (iii) JAM Managers, LLC, a Delaware limited liability company ("Managers") and (iv) JAM Partners, L.P., a Delaware limited partnership ("Partners").  These filers are referred to individually as a "Reporting Person" and collectively as "Reporting Persons".

(b)	The business office of the Reporting Persons is 11 East 26th Street, Suite 1900, New York, New York 10010.

(c)	JAM is a management company for several investment funds, including Partners. Managers is the general partner of Partners. Jacobs is the principal owner of JAM and is the managing member of Managers.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Sy Jacobs is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from working capital and the respective funds of the private investment vehicles over which the Reporting Persons exercise investment discretion.  The amount of funds expended to date by the Reporting Persons to acquire the 692,260 shares of Common Stock they currently hold in their name is $5,817,803.23.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Common Stock of HFFC for investment.  The Reporting Persons evaluate their investment in the Common Stock on a continual basis.  The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

JAM has extended its confidentiality agreement with HFFC (the "Agreement") for the third time.  The Agreement was initially entered into on July 30, 2012 and disclosed on the Reporting Persons' SC 13D/A2  filed July 31, 2012.  The Agreement was extended on January 31, 2013 and the extension of the Agreement was disclosed on February 1, 2013 on the Reporting Persons' SC 13D/A3.  The Agreement was further extended on December 17, 2013 and the extension of the Agreement was disclosed on December 17, 2013 on the Reporting Persons' SC 13D/A4.  The Agreement is now being extended again.  Under the extended Agreement, HFFC will continue to provide JAM access to certain non-public, confidential or proprietary information about HFFC and receive and consider JAM's input on the financial services industry, market conditions and trends and HFFC's operational performance, opportunities and direction.

Item 5.	Interest in Securities of the Issuer.

The Reporting Persons believe that the filing of this Schedule 13D is not required pursuant to the Securities Exchange Act of 1934, as amended (the "Act"), or the regulations and rules promulgated thereunder.  However, the Reporting Persons are filing this Schedule 13D on a voluntary basis.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any person filing this Scheduled 13D is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(a)
As of October 31, 2014, 7,055,440 shares of HFFC's Common Stock were outstanding (as disclosed on HFFC's Form 10-Q dated November 7, 2014).  The aggregate number and percentage of Common Stock held by each Reporting Person is disclosed in Items 11 and 13 of such Reporting Person's cover page to this Schedule 13D.

(b)
The number of shares of Common Stock as to which each Reporting Person has (i) sole or shared power to vote or to direct the vote and (ii) sole or shared power to dispose or to direct the disposition is disclosed in Items 7, 8, 9, and 10 of such Reporting Person's cover page to this Schedule 13D.

(c)	No Reporting Person has engaged in any transactions in the Shares that may be deemed to be beneficially owned by a Reporting Person during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have agreed to share the legal expenses associated with preparing this Schedule 13D and to jointly file this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
A	Amendment No. 3 to Confidentiality Agreement between Jacobs Asset Management, LLC and HF Financial Corp. dated December 10, 2014.
B	Joint Filing Agreement among the Reporting Persons dated as of December 11, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 11, 2014
(Date)

SY JACOBS

/s/ Sy Jacobs
Name: Sy Jacobs

JACOBS ASSET MANAGEMENT, LLC

/s/ Sy Jacobs
Name: Sy Jacobs Title: Managing Member

JAM MANAGERS, LLC

/s/ Sy Jacobs
Name: Sy Jacobs Title: Managing Member

JAM PARTNERS, L.P. By: JAM MANAGERS, LLC, its general partner

/s/ Sy Jacobs
Name: Sy Jacobs Title: Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AMENDMENT NO.3 TO CONFIDENTIALITY AGREEMENT
This Amendment No. 3 to Confidentiality Agreement (this "Amendment") is executed on December 10, 2014 (the "Amendment Date"), by and between HF Financial Corp., a Delaware corporation (along with affiliates, the "Company") and Jacobs Asset Management, L.L.C. (the "Recipient" or "JAM").
RECITALS
The Company and JAM are parties to that certain Confidentiality Agreement dated as of July 30, 2012, as amended pursuant to an Amendment to Confidentiality Agreement,  dated January 31, 2013 and an Amendment No.2 to  Confidentiality Agreement, dated December 17, 2013 (collectively, the "Agreement"). HFFC and JAM desire to amend the Agreement as set forth below.
AGREEMENT
NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties hereto agree as follows.
1.            Extension of Term. Sections 4.1 is hereby deleted in its entirety and amended as follows:
Section 4.1 Term. Except as set forth in Article II, this Agreement shall terminate upon the earlier of (i) the Company's 2015 Annual Meeting of Shareholders or (ii) the Company's receipt of the notice required under the Company's bylaws from JAM or its affiliates required to nominate a director for election at a meeting of the Company's shareholders.
2.            Entire Agreement. This Amendment supersedes all oral negotiations and prior and contemporaneous writings with respect to the subject matter hereof and is intended by the parties as the final, complete and exclusive expression of the terms and conditions agreed to by the parties. Except as expressly modified by this Amendment, the Agreement remains unchanged and in full force and effect.
3.            Authority. Each person signing this Amendment represents and warrants that such person is duly authorized to sign this Amendment on behalf of the party for whom he or she signs without any further act or authorization and that he or she has the authority to bind such party to this Amendment.
IN WITNESS WHEREOF, the parties, by and through their respective duly authorized representatives, have executed this Amendment effective as of the Amendment Date.

HF FINANCIAL CORP.		JACOBS ASSET MANAGEMENT, L.L.C.
By:	/s/ Michael Vekich	By:	/s/ Sy Jacobs
Printed Name:	Michael Vekich	Printed Name:	Sy Jacobs
Title:	Chairman	Title:	Managing Member

Exhibit B

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock, $0.01 par value per share, of HF Financial Corp.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 11th day of December, 2014.

SY JACOBS

/s/ Sy Jacobs
Name: Sy Jacobs

JACOBS ASSET MANAGEMENT, LLC

/s/ Sy Jacobs
Name: Sy Jacobs
Title: Managing Member

JAM MANAGERS, LLC

/s/ Sy Jacobs
Name: Sy Jacobs
Title: Managing Member

JAM PARTNERS, L.P.
By: JAM MANAGERS, LLC, its general partner

/s/ Sy Jacobs
Name: Sy Jacobs
Title: Managing Member

SK 01252 0001 6279174 v2